Exhibit 99.1

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Points International Ltd.
Condensed Consolidated Interim Balance Sheets

Expressed in thousands of United States dollars
(Unaudited)

As at	Note	June 30, 2012	December 31, 2011

ASSETS
Current assets
Cash and cash equivalents		32,640	34,853
Restricted cash		1,617	1,619
Funds receivable from payment processors		6,759	10,837
Security deposits		2,942	2,461
Accounts receivable		1,615	2,411
Prepaid expenses and other assets		1,006	1,013
Total current assets		46,579	53,194

Non-current assets
Property and equipment		1,770	1,712
Intangible assets		3,768	4,566
Goodwill		2,580	2,580
Deferred tax assets		1,593	1,575
Note receivable	10	255	-
Other assets		618	658
Total non-current assets		10,584	11,091
Total assets		57,163	64,285

LIABILITIES
Current liabilities
Accounts payables and accrued liabilities		2,822	3,455
Payable to loyalty program partners		31,373	40,048
Provisions		56	98
Current portion of other liabilities		596	765
Total current liabilities		34,847	44,366

Non-current liabilities
Other liabilities		801	877
Total non-current liabilities		801	877

Total liabilities		35,648	45,243

SHAREHOLDERS’ EQUITY
Share capital	4	57,992	57,378
Contributed surplus		9,674	9,671
Accumulated other comprehensive income		21	43
Accumulated deficit		(46,172)	(48,050)
Total shareholders’ equity		21,515	19,042
Total liabilities and shareholders’ equity		57,163	64,285

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts	Note	For the three months		For the six months
(Unaudited)		ended		ended
		June 30,	June 30,	June 30,	June 30,
		2012	2011	2012	2011
REVENUE
Principal		$34,208	$30,766	$59,548	$57,463
Other partner revenue		2,112	1,955	4,801	3,726
Interest		9	4	18	9
Total Revenue		36,329	32,725	64,367	61,198

EXPENSES
Direct cost of principal revenue		29,192	26,519	50,824	49,904
Employment costs		3,610	3,258	7,204	6,502
Marketing & communications		373	348	779	627
Technology services		118	156	252	302
Depreciation and amortization		699	563	1,360	1,008
Foreign exchange loss (gain)		29	(24)	(16)	(92)
Operating expenses		935	1,071	2,090	2,177
Total Expenses		34,956	31,891	62,493	60,428

OPERATING INCOME		1,373	834	1,874	770
Interest and other charges		-	(17)	-	(17)
EARNINGS BEFORE INCOME TAX		1,373	851	1,874	787
Deferred income tax expense (recovery)		69	350	(4)	475
NET INCOME		1,304	501	1,878	312

OTHER COMPREHENSIVE INCOME (LOSS)
Gain (loss) on foreign exchange derivatives designated as cash flow hedges, net of income tax expense of $3 and $15 for the three and six months ended June 30, 2012 (2011 – recovery of $10 and expense of $50)		7	(26)	41	127
Reclassification to net income of gain on foreign exchange derivatives designated as cash flow hedges, net of income tax expense of $4 and $22 for the three and six months ended June 30, 2012 (2011 – $46 and $92)		(12)	(116)	(63)	(234)
Other comprehensive loss for the period, net of income tax		(5)	(142)	(22)	(107)

TOTAL COMPREHENSIVE INCOME		$1,299	$359	$1,856	$205

EARNINGS PER SHARE
Basic earnings per share	5	$0.09	$0.03	$0.12	$0.02
Diluted earnings per share	5	$0.09	$0.03	$0.12	$0.02

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points International Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to equity holders of the Company
Expressed in thousands of United States dollars	Share Capital	Contributed	Total Capital	Unrealized	Accumulated	Accumulated	Total shareholders’
(Unaudited)		Surplus		gains/(losses)	other com-	deficit	equity
				on cash flow	prehensive
				hedges	income (loss)
Balance at December 31, 2011	$57,378	$9,671	$67,049	$43	$43	$(48,050)	$19,042
Net income	-	-	-	-	-	1,878	1,878
Other comprehensive loss	-	-	-	(22)	(22)	-	(22)
Total comprehensive income	-	-	-	(22)	(22)	1,878	1,856
Effect of share option compensation plan	-	335	335	-	-	-	335
Effect of RSU compensation plan	-	84	84	-	-	-	84
Share issuances	1,103	(416)	687	-	-	-	687
Share capital held in trust	(489)	-	(489)	-	-	-	(489)
Balance at June 30, 2012	$57,992	$9,674	$67,666	$21	$21	$(46,172)	$21,515

Balance at December 31, 2010	$56,683	$9,255	$65,938	$297	$297	$(52,082)	$14,153
Net income	-	-	-	-	-	312	312
Other comprehensive loss	-	-	-	(107)	(107)	-	(107)
Total comprehensive income	-	-	-	(107)	(107)	312	205
Effect of share option compensation plan	-	332	332	-	-	-	332
Share Issuances	605	(146)	459	-	-	-	459
Balance at June 30, 2011	$57,288	$9,441	$66,729	$190	$190	$(51,770)	$15,149

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points International Ltd.
Condensed Consolidated Interim Statements of Cash Flows

Expressed in thousands of United States dollars	Note	For the three months		For the six months
(Unaudited)		Ended		Ended
		June 30,	June 30,	June 30,	June 30,
		2012	2011	2012	2011

Cash flows from operating activities
Net income for the period		$1,304	$501	$1,878	$312
Adjustments for:
Depreciation of property and equipment		138	127	269	230
Amortization of intangible assets		561	436	1,091	778
Unrealized foreign exchange (gain) loss		(347)	738	(84)	394
Equity-settled share-based payment transactions	6	201	163	419	332
Deferred income tax expense (recovery)		73	350	(10)	475
Unrealized net gain on derivative contracts designated as cash flow hedges		(6)	(198)	(29)	(150)
Changes in non-cash balances related to operations	8	(6,523)	(1,410)	(5,155)	981
Net cash (used in) provided by operating activities		(4,599)	707	(1,621)	3,352

Cash flows from investing activities
Acquisition of property and equipment		(144)	(308)	(328)	(468)
Additions to intangible assets		(170)	(291)	(293)	(807)
Purchase of convertible debenture		(255)	-	(255)	-
Net cash used in investing activities		(569)	(599)	(876)	(1,275)

Cash flows from financing activities
Proceeds from exercise of share options		318	410	687	458
Proceeds used for share purchases		(489)	-	(489)	-
Net cash (used in) provided by financing activities		(171)	410	198	458

Net (decrease) increase in cash and cash equivalents		(5,339)	518	(2,299)	2,535
Cash and cash equivalents at beginning of the period		37,622	30,810	34,853	28,463
Effect of exchange rate fluctuations on cash held		357	(735)	86	(405)
Cash and cash equivalents at end of the period		$32,640	30,593	$32,640	$30,593

Interest Received		8	4	18	10
Interest Paid		-	-	-	-

Amounts paid and received for interest were reflected as operating cash flows in the condensed consolidated interim statement of cash flows.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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1. REPORTING ENTITY

Points International Ltd. (the “Corporation”) is a company domiciled in Canada. The address of the Corporation’s registered office is 171 John Street, 5th Floor, Toronto, ON, Canada M5T 1X3. The condensed consolidated interim financial statements of the Corporation as at and for the three and six months ended June 30, 2012 comprise the Corporation and its wholly-owned subsidiaries, Points International (US) Ltd., Points International (UK) Ltd., and Points.com Inc.

The Corporation operates in one segment, providing web-based solutions to the loyalty program industry. The range of ecommerce services include the retailing and wholesaling of loyalty program currencies, a range of additional ecommerce products that enhance either the loyalty program’s consumer offering or its back-end operations, and management of an online consumer-focused loyalty points management web-portal. The Corporation’s operations are moderately influenced by seasonality. Historically, revenues are highest in the fourth quarter in each year as redemption volumes and promotional activity typically peak at this time.

The consolidated financial statements of the Corporation as at and for the year ended December 31, 2011 are available at www.sedar.com or www.sec.gov.

2. BASIS OF PREPARATION

(a) Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the IASB. The condensed consolidated interim financial statements do not include all the information required for full annual financial statements.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 8th, 2012.

(b) Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for derivative financial instruments and non-derivative financial instruments, which are measured at their fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

3. SIGNIFICANT ACCOUNTING POLICIES

The same accounting policies and methods of computation are followed in the condensed consolidated interim financial statements as compared with the Corporation’s most recent audited consolidated financial statements including the notes, for the year ended December 31, 2011. Revised accounting policy for share-based payment transactions is as follows:

(a) Share-based payment transactions

Employees

The Corporation has two share-based compensation plans for its employees: a share option plan and a share unit plan.

The share option plan allows directors, officers and employees to acquire shares of the Corporation through the exercise of share options granted by the Corporation. Options generally vest over a period of three years. The maximum term of an option is five years from the date of grant. For options with graded vesting, each tranche in an award is considered a separate grant with a different vesting date, expected life and fair value. The fair value of each tranche is recognized into profit or loss over its respective vesting period. The fair value of each tranche is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, expected volatility of the Corporation’s stock, and a weighted average expected life of the options. Any consideration paid on the exercise of share options is added to share capital along with the related portion previously added to contributed surplus when the compensation costs were charged to profit or loss.

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Under the share unit plan, the Corporation grants Restricted Share Units (RSUs) and Performance Share Units (PSUs) to its employees. The RSUs vest either over a period of three years or in full on the third anniversary of the grant date. The fair value of a RSU, defined as the volume weighted average trading price per share on the stock exchange during the immediately preceding five trading days, is recognized over the RSU’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus.

The estimated fair value of the share-based awards that are ultimately expected to vest based on performance-related conditions, as well as the awards that are expected to vest based on future service, are recorded over each award’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus. In determining the number of awards that are expected to vest, the Corporation takes into account voluntary termination behaviour as well as trends of actual forfeitures.

Non-employees

For share-based compensation issued to non-employees, the Corporation recognizes an asset or expense based on the fair value of the good or service received from non-employees.

(c) New standards and interpretations not yet adopted

A number of new standards, and amendments to standards and interpretations, are not yet effective for the six month period ended June 30, 2012, and have not been applied in preparing these condensed consolidated interim financial statements:

IFRS 9 (2010) supersedes IFRS 9 (2009) and is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. For annual periods beginning before January 1, 2015, either IFRS 9 (2009) or IFRS 9 (2010) may be applied. The Corporation intends to adopt IFRS 9 (2010) in its financial statements for the annual period beginning on January 1, 2015. The extent of the impact of adoption of IFRS 9 (2010) has not yet been determined.

IFRS 10 replaces the guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12

Consolidation – Special Purpose Entities. IAS 27 (2008) survives as IAS 27 (2011) Separate Financial Statements, only to carry forward the existing accounting requirements for separate financial statements. IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPEs in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 (2008). The Corporation intends to adopt IFRS 10 in its financial statements for the annual period beginning on January 1, 2013. The Corporation does not expect IFRS 10 to have a material impact on the financial statements.

IFRS 13, Fair Value Measurement, which is applicable to annual reporting periods beginning on or after January 1, 2013, defines fair value, sets out in a single IFRS framework for measuring fair value, and requires disclosures about fair value measurements. The Corporation intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on January 1, 2013. The extent of the impact of adoption of IFRS 13 has not yet been determined.

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In June 2011, the IASB published amendments to IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income, which are effective for annual periods beginning on or after July 1, 2012. The amendments require that an entity present separately the items of OCI that may be reclassified to profit or loss in the future from those that would never be reclassified to profit or loss. The Corporation intends to adopt the amendments in the financial statements for the annual period beginning on January 1, 2013. As the amendments only require changes in the presentation of items in other comprehensive income, the Corporation does not expect the amendment to IAS 1 to have material impact on the financial statements.

4. SHARE CAPITAL

Authorized with no Par Value

Unlimited common shares Unlimited preferred shares

Issued

The balance of capital stock is summarized as follows (all amounts in thousands of US dollars unless otherwise noted):

Common shares	Number	Amount
Balance at December 31, 2011	15,071,838	$57,378
Exercise of share options(1)	88,734	1,103
Share capital held in trust(2)	-	(489)

Balance at June 30, 2012	15,160,572	$57,992

(1)

31,916 options previously issued to employees were exercised at CAD$9.00 per share.
27,773 options previously issued to employees were exercised at CAD$4.60 per share.
3,333 options previously issued to employees were exercised at CAD$5.00 per share.
1,000 options previously issued to employees were exercised at CAD$5.30 per share.
2,000 options previously issued to employees were exercised at CAD$7.00 per share.

584 options previously issued to employees were exercised at CAD$4.10 per share.
516 options previously issued to employees were exercised at CAD$11.04 per share.
20,000 options previously issued to employees were exercised at CAD$11.20 per share. 1,113 options previously issued to employees were exercised at CAD$12.32 per share.
333 options previously issued to employees were exercised at CAD$7.80 per share.
166 options previously issued to employees were exercised at CAD$3.70 per share.
(2)	40,000 common shares have been repurchased and held in trust to fulfill the RSU issuance obligation as the units vest to employees.

As at June 30, 2012 all issued shares are fully paid. The holders of common shares are entitled to receive dividends if any, and are entitled to one vote per share.

5. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share (all amounts in thousands of US dollars, except per share amounts):

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For the three month period ended June 30,	2012	2011
Net income for basic and diluted earnings per share available to common shareholders	$1,304	$501
Weighted average number of common shares outstanding – basic	15,142,240	15,036,702
Effect of dilutive securities – share-based payments	190,825	186,833
Weighted average number of common shares outstanding – diluted	15,333,065	15,223,535
Earnings per share - reported
Basic	$0.09	$0.03
Diluted	$0.09	$0.03

For the six month period ended June 30,	2012	2011
Net income for basic and diluted earnings per share available to common shareholders	$1,878	$312
Weighted average number of common shares outstanding – basic	15,110,551	15,012,434
Effect of dilutive securities – share-based payments	167,794	173,316
Weighted average number of common shares outstanding – diluted	15,278,345	15,185,750
Earnings per share - reported
Basic	$0.12	$0.02
Diluted	$0.12	$0.02

a) Basic earnings per share

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period.

b) Diluted earnings per share

Diluted earnings per share represents what the earnings per share would be if instruments convertible into common shares had been converted at the beginning of the period, or at the time of issuance, if later. In determining diluted earnings per share, the average number of common shares outstanding is increased by the number of shares that would have been issued if all share options with an exercise price below the average share price for the period had been exercised at the beginning of the period, or at the time of issuance, if later. The average number of common shares outstanding is also decreased by the number of common shares that could have been repurchased on the open market at the average share price for the period by using the proceeds from the exercise of share options. Share options with a strike price above the average share price for the period are not adjusted because including them would be anti-dilutive.

The average market value of the Corporation’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

6. SHARE-BASED PAYMENT

As at June 30, 2012, the Corporation had two share-based compensation plans for its employees: a share option plan and a share unit plan.

Share option plan

Under the share option plan, employees, directors and consultants are periodically granted share options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant. The options generally vest over a three-year period and expire at the end of five years from the grant date.

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Fair value

The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. The fair value of options granted in the three and six months ended June 30, 2012 and 2011 were calculated using the following weighted assumptions:

	Three month period		Six month period
For the period ended June 30,	2012	2011	2012	2011
Dividend Yield	NIL	NIL	NIL	NIL
Risk free rate	1.33%	2.03%	1.43%	2.28%
Expected volatility	59.65%	77.5%	64.60%	77.7%
Expected life of options in years	4.20	4.20	4.20	4.20

A summary of the status of the Corporation’s share option plan since January 1, 2012 is presented below:

	Weighted Average Exercise Price
	Number of Options	(in CAD$)
Balance at January 1, 2012	876,121	$9.77
Granted	109,495	9.83
Exercised	(151,021)	9.72
Expired & Forfeited	(151,787)	12.62
Balance at June 30, 2012	682,808	$9.15
Exercisable at June 30, 2012	422,332	$9.76

Options available to grant	645,178

Share unit plan

On March 7, 2012, the Corporation implemented a new employee share unit plan, under which employees are periodically granted RSUs and PSUs. The RSUs vest either over a period of three years or in full on the third anniversary of the grant date. 81,585 RSUs have been granted until June 30, 2012, of which 77,939 RSUs were outstanding as of that date. There were no PSUs outstanding as at June 30, 2012.

	Weighted Average Market Value
	Number of RSUs	(in CAD$)
Balance at January 1, 2012	-	$-
Granted	81,585	10.86
Forfeited	(3,646)	9.74
Balance at June 30, 2012	77,939	$10.92

The fair value of each RSU, determined at the date of grant using the volume weighted average trading price per share on the Stock Exchange during the immediately preceding five trading days, is recognized over the RSU’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus.

Under the share unit plan, share units can be settled in cash or shares at the Corporation’s discretion. The Corporation intends to settle all share units in equity at the end of the vesting period. To fulfill this obligation, the Corporation has appointed a trustee to administer the program and will purchase shares from the open market through a share purchase trust on a periodic basis. For the six months ended June 30, 2012, the Corporation made two purchases of the Corporation’s common shares in total of 40,000 shares.

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The Corporation accounts for the share-based awards granted under both plans in accordance with the fair value based method of accounting for equity settled share-based compensation arrangements per IFRS 2. The estimated fair value of the awards that are ultimately expected to vest is recorded over the vesting period as part of employment costs. The compensation cost that has been charged against profit or loss and included in employment costs is $201 and $419 for the three and six month period ended June 30, 2012 (2011 - $163 and $332).

7. GUARANTEES, COMMITMENTS AND CONTINGENCIES

	Total	Year 1	(4)	Year 2	Year 3	Year 4	Year 5	Year 6+
Operating leases(1)	3,638	394		726	711	723	725	359
Principal revenue(2)	59,767	12,147		29,119	18,501	-	-	-
Loan commitment(3)	255	255		-	-	-	-	-
	$63,660	$12,796		$29,845	$19,212	$723	$725	$359

(1)	The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2)

In relation to principal revenue, the Corporation has made contractual guarantees on the minimum value of transactions proc- essed over the term of its agreements with certain loyalty program partners.

(3)

The Corporation has a contractual obligation to provide additional financing to Sweet Tooth Inc. (“Sweet Tooth”). The obliga- tion is contingent on specific product performance criteria being met (see Note 10). Management anticipates the criteria to be met in year 1.

(4)	The guarantees, commitments and contingencies schedule is prepared on a rolling 12-month basis.

8. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash balances related to operations are as follows:

	Three months ended		Six months ended
For the period ended June 30,	2012	2011	2012	2011
(Increase) decrease in funds receivable from payment processors	$(3,033)	$(1,861)	$4,078	$(3,442)
Increase in security deposits	(277)	(176)	(481)	(505)
Decrease (increase) in accounts receivable	167	329	796	(155)
Decrease (increase) in prepaid and other assets	140	195	7	(306)
Decrease in other assets	17	140	40	146
Decrease in accounts payable and accrued liabilities	(211)	(730)	(633)	(734)
(Decrease) increase in provisions	(18)	17	(42)	(18)
(Decrease) increase in other liabilities	(60)	59	(245)	(81)
(Decrease) increase in payable to loyalty program partners	(3,248)	617	(8,675)	6,076
	$(6,523)	$(1,410)	$(5,155)	$981

9. OPERATING SEGMENT

The Corporation provides technology solutions to the loyalty program industry and is organized and managed as a single operating segment with its operating results reviewed by the Corporation's chief executive officer, the chief operating decision maker.

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Enterprise-wide disclosures - Geographic information

	Three months ended		Six months ended
For the period ended June 30,	2012	2011	2012	2011

Revenue
United States	$27,548	$25,516	$47,554	$45,709
Europe	8,335	7,058	15,971	15,271
Canada and other	446	151	842	218
	$36,329	$32,725	$64,367	$61,198

Revenue
United States	76%	78%	74%	75%
Europe	23%	22%	25%	25%
Canada and other	1%	-	1%	-
	100%	100%	100%	100%

Revenue earned by the Corporation are generated from sales to loyalty program partners directly or from sales directly to members of loyalty programs which the Corporation partners with. Revenues by geographic region are shown above and are based on the country of residence of each of the Corporation’s loyalty partners. At June 30, 2012, substantially all of the Corporation's assets were in Canada.

Dependence on loyalty program partners

For the three month period ended June 30, 2012, there were three (2011 – three) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate these three partners represented 79% (2011 – 81%) of the Corporation’s total revenue.

For the six month period ended June 30, 2012, there were three (2011 – three) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate these three partners represented 74% (2011 – 81%) of the Corporation’s total revenue.

10. CONVERTIBLE DEBENTURE

On May 3, 2012, the Corporation purchased a $250 CAD interest bearing (8%) secured convertible debenture from Sweet Tooth Inc. (“Sweet Tooth”), a Waterloo, Ontario-based developer of e-commerce customer loyalty software. Sweet Tooth has the option to receive an additional investment of $250 CAD on the same terms from the Corporation before June 30, 2013, conditional on specific product performance criteria being met.

The debenture has a term of 3 years. The debenture is convertible into common shares at Points’ option at maturity, or can be converted into common shares of Sweet Tooth depending on the occurrence of one of two triggering events. The debenture is accounted for at amortized cost. The fair value of the conversion option did not have a material impact on the Corporation’s financial statements.

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